

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Serena Shie
Chief Financial Officer
Model Performance Mini Corp.
The Suns Group Center
200 Gloucester Road, 29th Floor
Wan Chai
Hong Kong

> **Re: Model Performance Mini Corp.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed November 15, 2022**
> **File No. 333-267125**

Dear Serena Shie:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form F-4/A filed November 15, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations of MPAC
Results of Operations, page 165

1. Please revise to include a discussion of results of operations for the three months ended September 30, 2022 and 2021 in addition to your discussion of the nine month interim periods.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jane Tam